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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2002

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Prudential and Abbey National in distribution agreement

Thursday 10 October 2002

Prudential and Abbey National in distribution agreement

        Abbey National and Prudential have signed an agreement for Abbey National to distribute Prudential's market-leading with-profits bond for an initial four-year period from 2003. This anticipates the proposed changes to polarisation rules1 that will allow banks to offer advice on other companies' regulated products.

        The companies have also signed a Heads of Agreement, under which Abbey National will tailor its highly-regarded range of life protection products for distribution by Prudential through its multi-channel distribution network.

        The benefits of the agreements post-depolarisation will be:

  •
  Prudence Bond, Prudential's market-leading with-profits bond, will be distributed through Abbey National's extensive high street branch network.

  •
  Prudential will make a with-profits bond tranche of up to £750 million available to Abbey National each year.

  •
  Enhanced income opportunities and increased capital efficiency for both parties.

  •
  Both parties will receive commission at market-leading rates for selling each other's products.

        Pre-depolarisation, both companies will enter a similar distribution arrangement that will meet the current regulatory requirements2 and will provide similar benefits.

        The with-profits agreement is an exclusive four-year arrangement between Abbey National and Prudential. Abbey National remains free to sell any of its own investment and protection products but will not sell any other third party's with-profits bond through its branches for at least the next four years.

        Similarly, under the Heads of Agreement proposals, Prudential will not sell any other protection products during this period. Both these arrangements are subject to certain conditions and regulatory approval and are consistent with both companies' focus on selectively manufacturing products where they have a clear competitive advantage. Both parties are also free to seek further distribution arrangements for these and other products.

        The with-profits agreement, post-depolarisation, will allow Abbey National to sell a jointly-branded version of the Prudence Bond through its 700 specialist investment advisers based in its 756 branches and on the telephone.

        Under the Heads of Agreement, it is intended that Prudential will replace its current protection products with new products developed on its behalf by Abbey National, such as life assurance, critical illness cover and income protection, and sell these through its multi-channel distribution network. The products will be underwritten and administered by a new dedicated business unit within Scottish Provident, Abbey National's award-winning specialist protection arm, but sold under the Prudential brand.

        Mark Wood, Head of Prudential UK said: "The with-profits agreement will give Abbey National's 15 million customers the opportunity to purchase our market-leading Prudence Bond. It reflects our strategy of building multi-channel distribution and enables us to focus our capital on areas of the business that give us a competitive advantage."

        Andrew Pople, Managing Director, Retail Banking, Abbey National, said: "We are pioneers in developing innovative ways of using partnerships in UK financial services, and are moving swiftly to embrace the opportunities offered by depolarisation proposals. This will further Abbey National's ambition to be the best place on the high street for a wide range of superior investment products.

        "As with MBNA, where we use their expertise to manufacture credit cards for us, we are taking advantage of Prudential's brand strength and recognised leading position in with-profits, whilst expanding our in-house capabilities across the broader range of investment and protection offerings."

        —ENDS—

Media Enquiries to:

Darragh Leeson	Christina Mills/Gug Kyriacou
Media Relations	Media Relations
Prudential UK	Abbey National Group
020 7334 5121	020 7756 4212/ 020 7756 4207
Clare Staley/Steve Colton Group Media Relations Prudential plc 020 7548 3719/ 020 7548 3721

Investor Relations Enquiries to:

Rebecca Burrows/Laura Presland	Jon Burgess/Rob Askham
Group Investor Relations	Investor Relations
Prudential plc	Abbey National Group
020 7548 3537/020 7548 3537	020 7756 4182

News release

Corporate Relations
Prudential plc
Laurence Pountney Hill London EC4R 0HH Tel 020 7220 7588 Fax 020 7548 3725
Incorporated and registered in England and Wales. Registered office as above. Registered number 1397169.
Prudential plc is a holding company, subsidiaries of which are regulated by the FSA

Notes to Editors:

1.
The agreement is dependent on the implementation of the proposals to liberalise the polarisation regime envisaged in the FSA's Consultation Paper 121 (CP121). The FSA is due to publish proposed rule changes later this year.

2.
Pre-depolarisation, Abbey National intends to distribute a new Abbey National with-profits bond provided by Prudential.

3.
This agreement builds on Prudential's current agreements with Bradford and Bingley and Woolwich IFAs (WIFAS) who are major distributors of Prudence Bond in the intermediated channel.

4.
Abbey National customers investing in Prudence Bond will have their money invested in Prudential's with-profits fund, a mixture of stock market equities, property, gilts and other investments.

        The Prudential life fund had a balanced asset mix as at 30 June 2002 (details of asset mix as at 31 December 2001 are in brackets):

  •
  UK equities—36 per cent (38.6 per cent)

  •
  International equities—14.8 per cent (14.4 per cent)

  •
  Property—15.6 per cent (14.9 per cent)

  •
  Bonds—29.4 per cent (27.8 per cent)

  •
  Other asset classes—2 per cent (1.6 per cent)

  •
  Cash—2.2 per cent (2.7 per cent)

5.
Scottish Provident is the award-winning protection brand of Abbey National for Intermediaries, offering better protection to individuals and families against the financial effects of serious illness, death, disability and unemployment.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 OCTOBER 2002
PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ STEVE COLTON Steve Colton Group Head of Media Relations

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Prudential and Abbey National in distribution agreement
News release
Corporate Relations Prudential plc Laurence Pountney Hill London EC4R 0HH Tel 020 7220 7588 Fax 020 7548 3725 Incorporated and registered in England and Wales. Registered office as above. Registered number 1397169. Prudential plc is a holding company, subsidiaries of which are regulated by the FSA
SIGNATURES